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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

370021107

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 370021107

1.	Name of Reporting Person: General Trust Company		I.R.S. Identification Nos. of above persons (entities only): 46-0406435

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,298,089*

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 16,298,089*

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,298,089*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 21.0%

12.	Type of Reporting Person: OO

*      Includes 15,109,636 shares of common stock, par value $.10 per share (the “Common Stock”), of General Growth Properties, Inc. (the “Company”) issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the “Operating Partnership”).

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13G

Explanatory Note: The Reporting Person previously filed a Schedule 13D with the Securities and Exchange on February 14, 2003 (the “Schedule 13D”). This Schedule 13G is being filed by the Reporting Person solely to correct the form type on which the Reporting Person is eligible to report. Pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, the Reporting Person remains eligible to report on Schedule 13G. Except for this correction to the form type, all information previously reported in the Schedule 13D remains true and correct as of the date hereof.

Item 1.
	(a)	Name of Issuer:
General Growth Properties, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
110 North Wacker Drive Chicago, Illinois 60606

Item 2.
	(a)	Name of Person Filing:
General Trust Company
	(b)	Address of Principal Business Office or, if none, Residence:
300 North Dakota Avenue Suite 202 Sioux Falls, South Dakota 57104
	(c)	Citizenship:
South Dakota trust company
	(d)	Title of Class of Securities:
Common Stock, $.10 par value per share (the “Common Stock”)
	(e)	CUSIP Number:
370021107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
16,298,089**
(b) Percent of class:
21.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
16,298,089**
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
16,298,089**
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Held by the Reporting Person solely in its capacity as trustee of trusts. The beneficiaries of the trusts are members of the Bucksbaum family which, for purposes hereof, includes the descendants of Martin, Matthew and Maurice Bucksbaum.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

**       Includes 15,109,636 shares of Common Stock issuable upon conversion of certain limited partnership interests in the Operating Partnership.

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13G

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 28, 2003

Company Name(s):

GENERAL TRUST COMPANY

By:	/s/ Marshall E. Eisenberg
Name:	Marshall E. Eisenberg
Title:	President

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